UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Innoviva, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

45781M101
(CUSIP Number)

Mark DiPaolo
Senior Partner and General Counsel
Sarissa Capital Management LP
660 Steamboat Road
Greenwich, CT 06830
203-302-2330
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45781M101	Page 2 of 10

SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 755,400
	8	SHARED VOTING POWER 5,658,600
	9	SOLE DISPOSITIVE POWER 755,400
	10	SHARED DISPOSITIVE POWER 5,658,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,414,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.33%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 45781M101	Page 3 of 10

 SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,414,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,414,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,414,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.33%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 45781M101	Page 4 of 10

 SCHEDULE 13D

1	NAME OF REPORTING PERSON Sarissa Capital Offshore Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,607,125
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,607,125
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,607,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.56%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 45781M101	Page 5 of 10

 SCHEDULE 13D

1	NAME OF REPORTING PERSON Sarissa Capital Catapult Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,147,700
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,147,700
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,147,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.13%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 45781M101	Page 6 of 10

 SCHEDULE 13D

1	NAME OF REPORTING PERSON Sarissa Capital Hawkeye Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 830,900
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 830,900
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 830,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.82%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 45781M101	Page 7 of 10

 SCHEDULE 13D

1	NAME OF REPORTING PERSON Sarissa Capital Master Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,875
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 72,875
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,875
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 45781M101	Page 8 of 10

Item 1.  Security and Issuer

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the Common Stock, par value $0.01 (the “Shares”), issued by Innoviva, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on February 25, 2019 (the “Initial Schedule 13D”) on behalf of the Reporting Persons (as defined herein), to furnish the additional information set forth herein.  The address of the principal executive offices of the Issuer is 1350 Old Bayshore Highway, Suite 400, Burlingame, CA 94010. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 2.  Identity and Background.

Item 2 is hereby amended and restated to read as follows:

The persons filing this statement are Sarissa Capital Management LP, a Delaware limited partnership (“Sarissa Capital”), Sarissa Capital Offshore Master Fund LP, a Cayman Islands exempted limited partnership (“Sarissa Offshore”), Sarissa Capital Catapult Fund LLC, a Delaware limited liability company (“Sarissa Catapult”), Sarissa Capital Hawkeye Fund LP, a Delaware limited partnership (“Sarissa Hawkeye”), Sarissa Capital Master Fund II LP, a Delaware limited partnership (“Sarissa Master II”) and Alexander J. Denner, Ph.D., a citizen of the United States of America (collectively, the “Reporting Persons”).

The principal business address of (i) each of Sarissa Capital, Sarissa Catapult, Sarissa Hawkeye, Sarissa Master II and Dr. Denner is c/o Sarissa Capital Management LP, 660 Steamboat Road, Greenwich, CT 06830 and (ii) Sarissa Offshore is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.

Sarissa Capital’s principal business is serving as investment advisor to private investment funds (such funds, the “Sarissa Funds”), including Sarissa Offshore, Sarissa Catapult, Sarissa Hawkeye and Sarissa Master II.  The ultimate general partner of each of Sarissa Capital, Sarissa Offshore, Sarissa Hawkeye and Sarissa Master II, and the managing member of Sarissa Catapult, is controlled by Dr. Denner.  Dr. Denner’s principal occupation is serving as the Chief Investment Officer of Sarissa Capital.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 4.  Purpose of Transaction.

Item 4 of the Initial Schedule 13D is hereby amended by adding the following:

On December 11, 2020, Sarissa Capital entered into a strategic partnership with the Issuer designed to accelerate the execution of the Issuer’s strategy and enhance returns on its capital.  The partnership comprises (i) a strategic advisory agreement, pursuant to which and subject to the terms set forth therein Sarissa Capital will assist the Issuer in the development of its acquisition strategy and (ii) an investment by the Issuer into an investment fund managed by Sarissa Capital to seek to enhance returns on the Issuer’s capital, as further described herein.
Strategic Advisory Agreement
As part of the partnership, Sarissa Capital and the Issuer entered into a Strategic Advisory Agreement (the “Services Agreement”), dated December 11, 2020, pursuant to which Sarissa Capital will provide a variety of strategic services to the Issuer in order to assist the Issuer in the development and execution of its acquisition strategy.  Pursuant to the terms of the Services Agreement, and subject to the limitations set forth therein, Sarissa Capital will, among other things: (i) assist the Issuer in the development of an overall acquisition and investment process and strategy; (ii) advise the Issuer on market trends, market dynamics and merger and acquisition activity; (iii) identify potential transaction targets; (iv) assist in due diligence of transaction targets and the negotiation and execution of private company transactions; (v) advise on the growth and operational plans, performance and integration of target companies once an investment or acquisition is made; and (vi) assist in the identification of director and officer candidates for target companies.  The Services Agreement provides for the development of an annual work plan to implement the strategic services, and regular collaboration between Sarissa Capital and the Issuer to discuss the work plan and refine the strategic services.
The Services Agreement includes customary indemnification and exculpation provisions and is terminable by the Issuer at any time.  In addition, Sarissa Capital may terminate the Services Agreement at any time in the event that one or more withdrawal requests to the Partnership (as defined below) are made which, in the aggregate, cause the value of the interest of Strategic Partners (as defined below) in the Partnership to be less than 50% of the initial subscription amount, as adjusted for any cumulative profits and losses.
Investment of Capital
In addition to the Services Agreement, on December 11, 2020, Innoviva Strategic Partners LLC, a wholly-owned subsidiary of the Issuer (“Strategic Partners”), entered into a subscription agreement (the “Subscription Agreement”) and an Amended and Restated Limited Partnership Agreement (the “Partnership Agreement” and, together with the Subscription Agreement and the other instruments and agreements referenced therein or contemplated thereby, the “Investment Documents”) pursuant to which Strategic Partners became a limited partner of ISP Fund LP (the “Partnership”).  The general partner of the Partnership (the “General Partner”) is an affiliate of Sarissa Capital and, pursuant to an investment management agreement, Sarissa Capital will act as the investment adviser to the Partnership.
Pursuant to the Investment Documents, Strategic Partners made a $300 million initial contribution into the Partnership on a “most favored nations” basis.  The Partnership was formed for the purposes of investing in “long-only” securities in the healthcare, pharmaceutical and biotechnology industries.  The Partnership Agreement provides certain limitations on the General Partner and the Partnership.  Among other things and subject to the limitations set forth in the Partnership Agreement, without the prior approval of Strategic Partners, the Partnership may not participate in any borrowing, leverage or other credit arrangement, enter into certain transactions with Sarissa Capital or its affiliates or invest greater than 20% of the Net Asset Value (as defined in the Partnership Agreement) of the Partnership in the securities of any single issuer (measured at the time of the acquisition), however, the Partnership’s investments will likely  be concentrated in a few larger positions in order to maximize the synergies between the Partnership Agreement, the Services Agreement and the Issuer’s overall acquisition strategy.

CUSIP No. 45781M101	Page 9 of 10

As compensation for the advisory services to be provided to the Partnership, the Partnership Agreement provides for Sarissa Capital to receive a customary management fee from the Partnership, payable quarterly in advance, measured based on the Net Asset Value of Strategic Partners’ capital account in the Partnership.  In addition, as more fully described in the Partnership Agreement, the General Partner is entitled to a customary annual performance allocation based on the Net Profits (as defined in the Partnership Agreement) of the Partnership during the annual measurement period (i.e., the excess during the relevant annual measurement period of (x) operating profits of the Partnership plus the realized and unrealized increase in the value of securities held by the Partnership over (y) operating losses of the Partnership plus the realized and unrealized loss in the value of securities held by the Partnership).  The performance allocation is payable annually (or a shorter period solely with respect to capital withdrawn from the Partnership prior to year-end) and is calculated based on valuation determinations made by Sarissa Capital or a third-party administrator for the Partnership selected by Sarissa Capital.  The foregoing is the sole compensation receivable by Sarissa Capital for the transactions described herein.
The Partnership Agreement includes a lock-up period with respect to each capital contribution of thirty-six months after which Strategic Partners is entitled to make withdrawals from the Partnership as of such lock-up expiration date and each anniversary thereafter, subject to a 25% gating provision. If Strategic Partners wishes to withdraw more than 25% of its capital, such request will be carried over to the successive quarter-end dates until settled in full over a maximum of four quarter-end dates with respect to withdrawal of the full capital account balance. Payments to Strategic Partners in respect of any withdrawal are to be made within 30 days following the relevant withdrawal effective date.  In addition, the Partnership Agreement provides for withdrawal rights at any time upon the occurrence of Cause (as defined in the Partnership Agreement) or in the event of a Key Man Event (as defined in the Partnership Agreement) tied to Dr. Alexander Denner ceasing to be the Chief Investment Officer of Sarissa Capital or otherwise ceasing to oversee the investment activity of the Partnership. Following a withdrawal due to Cause or a Key Man Event, the Partnership is required to distribute withdrawal proceeds as promptly as reasonably practicable following the relevant withdrawal date and without the application of the 25% gate or the lock-up.
The Partnership Agreement also provides that Strategic Partners may elect, from time to time, to receive annual distributions of Net Profits (as defined in the Partnership Agreement) net of accrued and reserved expenses and fees of the Partnership.  The Partnership Agreement also requires the Partnership to make distributions to Strategic Partners as necessary to allow the Issuer to maintain compliance with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder.
The Partnership Agreement includes co-investment rights pursuant to which Strategic Partners is entitled to invest ratably in investment opportunities presented to the Partnership and other funds and accounts managed by Sarissa Capital and capacity rights pursuant to which Strategic Partners is entitled to make additional investments into the Partnership on the same preferential terms..  The Partnership Agreement also includes a customary “most favored nations” provision, pursuant to which and subject to certain limitations and conditions, Strategic Partners is entitled to receive the benefit of any more favorable terms or conditions (and any related negative terms or obligations) provided to investors in any other fund or account managed by Sarissa Capital or its affiliates pursuing substantially the same investment strategy.
In addition to the terms described above, the Investment Documents include other customary terms and conditions, including representations and warranties, indemnities, exculpation, information rights and reporting obligations and allocation of third party expenses.
The foregoing is a summary description of certain terms of the Services Agreement and the Partnership Agreement and does not purport to be complete, and is qualified in its entirety by reference to the full text of the Services Agreement, which is filed as Exhibit 2 hereto, and the Partnership Agreement, which is filed as Exhibit 3, each of which is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5 (a) and (b) of the Initial Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 6,414,000 Shares representing approximately 6.33% of the Issuer’s outstanding Shares (based upon the 101,391,634 Shares stated to be outstanding as of October 19, 2020 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 28, 2020).

(b) For purposes of this Schedule 13D:

Sarissa Offshore has sole voting power and sole dispositive power with regard to 3,607,125 Shares.  Sarissa Catapult has sole voting power and sole dispositive power with regard to 1,147,700 Shares.  Sarissa Hawkeye has sole voting power and sole dispositive power with regard to 830,900 Shares.  Sarissa Master II has sole voting and sole dispositive power with regard to 72,875 Shares.  Sarissa Capital, as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 5,658,600 Shares held by the Sarissa Funds and the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) an additional 755,400 Shares held by the Sarissa Funds.  By virtue of his position as the Chief Investment Officer of Sarissa Capital and as the managing member of Sarissa Capital’s general partner, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 6,414,000 Shares held by the Sarissa Funds.

(c)  The Reporting Persons did not transact in the Shares in the past 60 days.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1     Joint Filing Agreement of the Reporting Persons

Exhibit 2    Strategic Advisory Agreement, dated as of December 11, 2020, by and among Sarissa Capital and the Issuer, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2020 (the “December 8-K”).

Exhibit 3    Amended and Restated Limited Partnership Agreement of ISP Fund LP, dated as of December 10, 2020, by and among ISP Fund LP, Sarissa Capital Fund GP LP, Innoviva Strategic Partners LLC and the other parties named therein, incorporated by reference to Exhibit 10.2 to the December 8-K.

CUSIP No. 45781M101	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2020

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL CATAPULT FUND LLC
By: Sarissa Capital Management LP, its managing member

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

SARISSA CAPITAL HAWKEYE FUND LP
By: Sarissa Capital Fund GP LP, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL MASTER FUND II LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

/s/Alexander J. Denner
Alexander J. Denner

SCHEDULE 13D

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Innoviva, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 14th day of December, 2020.

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL CATAPULT FUND LLC
By: Sarissa Capital Management LP, its managing member

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

SARISSA CAPITAL HAWKEYE FUND LP
By: Sarissa Capital Fund GP LP, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL MASTER FUND II LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

/s/Alexander J. Denner
Alexander J. Denner

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Sarissa Capital Management LP, 660 Steamboat Road, Greenwich, CT 06830. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Ordinary Shares.

Name	Position

Alexander J. Denner, Ph.D.	Chief Investment Officer of Sarissa Capital
Mark DiPaolo	Senior Partner and General Counsel of Sarissa Capital
Patrice Bonfiglio	Chief Financial Officer and Chief Compliance Officer of Sarissa Capital
Eric Vincent	President of Sarissa Capital